EXHIBIT 4

Mr. Richard Rofé
Arcadia Opportunity Master Fund, Ltd.
c/o Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021

January 28, 2010

BY FEDEX, FACSIMILE AND EMAIL

Mr. John A. Sedor
President and Chief Executive Officer
CPEX Pharmaceuticals, Inc.
2 Holland Way
Exeter, New Hampshire 03833

Dear Mr. Sedor:

As previously communicated, Arcadia has voiced continuing concerns that CPEX Pharmaceuticals (CPEX) has not been managed in the pursuit of maximizing value for the benefit of its stockholders. Over the past several months, Arcadia and I have repeatedly approached several members of your management team and board of directors in order to discuss a collaborative strategy to not only stop the ongoing erosion of value occurring under current leadership but also to outline definitive methods to maximize shareholder value. Each time our suggestions and efforts to work together have been rejected.

After several emails back and forth in June 2009, Company management and one board member, Mr. John Spiegel, met with us in Exeter on June 16, 2009. The purpose of the meeting was for us to get a better understanding of the Company’s strategy and for us to provide some critical commentary on the Company’s operating and financial results. We exchanged several ideas and based on the strategy we heard and understood, indicated our concern with the continued pursuit of Nasulin development in light of the marketing challenges, regulatory approval obstacles and weak results from the Company’s initial studies and trials. We believed management and the one director appreciated our concerns, but seemed to do little about it.

After reviewing the Company’s results for the quarter ended June 30, 2009, and reported on August 5, 2009, we became increasingly concerned with the lack of progress of the Nasulin product and the continued lack luster performance of the Company. Because we felt the Company’s management failed to respond to our concerns expressed in June, on August 14, 2009, we sent Mr. Sedor a letter with recommended actions, a copy of which is attached hereto as Annex A. The letter recommended the Board take specific actions to stop the continued development of Nasulin, to secure the Testim royalty income and to align management compensation with revised corporate objectives and performance. On August 20, 2009, we received a terse letter from Mr. Sedor, attached hereto as Annex B, indicating that the Board would consider our letter and get back with us. We waited, patiently, but did not receive any feedback. On September 17, 2009, Arcadia contacted Mr. Spiegel again to inquire whether we should expect any feedback as Mr. Sedor had promised. The only feedback we received was an email from Mr. Spiegel indicating the Board would not respond. A copy of this correspondence is attached hereto as Annex C.

Through the fourth calendar quarter of 2009, we considered our options and evaluated the market. Since Mr. Spiegel had acted as the Board spokesperson with us in the past, we phoned Mr. Spiegel on November 20, 2009 to request a meeting with him and Mr. McGovern, a board member and single largest shareholder, to discuss matters which may create certain conflicts between our interests as a stockholder and the Company’s management. Mr. Spiegel stated that Mr. Sedor was the officially designated spokesperson for the Company and the Board and that we should direct our request to him. As such, we specifically requested a meeting with the Independent Directors of the Company in a letter sent to Mr. Sedor dated November 23, 2009, a copy of which is attached hereto as Annex D. Mr. Sedor’s response in a letter dated December 1, 2009 rebuffed all our attempts to engage the Board and focused only on our earlier, unanswered concerns. A copy of such letter is attached hereto as Annex E.

Near year end, 2009, Arcadia and Mr. Frank, an interested party, acquired a meaningful amount of stock and became a 13D filer. In that filing I indicated, as a beneficial shareholder displeased with the current direction and lack of responsive leadership at the company, that I would like to acquire CPEX Pharmaceuticals. I am prepared to acquire CPEX for $14.00 per common share in cash, a transaction price that would provide stockholders with a substantial premium as previously referenced in our Schedule 13D filing on January 7, 2010.

Since filing our Schedule 13D on January 7, 2010, my advisors and I have made several attempts to contact and request a meeting with Mr. Sedor to fully explain the detailed terms behind my indicated offer of $14.00/share, including having one of my advisors, Mr. Bienvenu, fly to San Francisco on January 15, 2010, where Mr. Sedor was at the time. Mr. Sedor spent 25 minutes with Mr. Bienvenu and promised to set a date to meet with me to discuss my offer in detail; however, no such follow up action from Mr. Sedor occurred. Through the next two weeks, several attempts were made to sit down with Mr. Sedor, which he referred to as “badgering and threatening” in a recent letter sent to me on January 27, 2010, a copy of which is attached hereto as Annex F.

I fail to see how simply requesting a meeting to explain the details of my proposed offer to buy the entire company constitutes “badgering and threatening.” Further, your refusal to entertain a meeting calls into question whether such refusal constitutes a breach of fiduciary duty. A meeting would simply allow the Company’s management team to make an informed and deliberate decision – exactly what Mr. Sedor himself said he needed time to do in that same letter dated January 27, 2010. It is incredulous to me how Mr. Sedor can make an “informed and deliberate” decision in the absence of details of my proposal. The January 27th letter from Mr. Sedor references the Board’s fiduciary duties, but in the absence of a detailed review of my proposal he and the Board nonetheless feel it is appropriate to retain bankers and advisors to determine what, if anything, to do. It is amazing to me that Mr. Sedor sees fit to act in the absence of more complete knowledge, all of which is immediately available to him. This rush to hire outside advisors, undoubtedly at significant expense to shareholders, prior to holding even a single, substantive meeting with me to discuss details of my proposed offer, seems haphazard and evidences a lack of management leadership that too often has characterized how the Company has been run under Mr. Sedor’s tenure. We do not believe the stockholders of the Company are benefited by Mr. Sedor’s continued practice of ignoring readily available knowledge as well as his largest independent stockholder.

It is my desire to proceed with my offer on an amicable basis and allow my fellow stockholders the opportunity to vote on my proposal. At a minimum, we respectfully request that the Board waive the applicability of the Company’s poison pill in order for the stockholders to directly consider my proposal. With your cooperation, CPEX shareholders will have the opportunity to expeditiously consider the proposal and offer. We are prepared, however, and reserve our right to take our case directly to the Company’s stockholders through other means, which might include, without limitation, soliciting proxies in connection with the Company’s 2010 annual meeting to seek representation on or take control of the Board with individuals committed to permitting the stockholders of the Company to more directly consider my proposal.

In order to more fully inform management and the Board of my proposal and the value available to the Company and its stockholders, my advisors and I are prepared to meet promptly with CPEX’s directors, management and advisors anywhere in the contiguous United States given twenty four hours advance notice. Given the importance of time and the stockholders’ best interests, we look forward to hearing a response to our proposal to meet no later than 5:00 PM ET on Tuesday, February 2, 2010.

Sincerely,

/s/ Richard S. Rofé
Richard S. Rofé
Managing Director
Arcadia Capital Advisors, LLC

Attachments: Annexes A-F as referenced